Securities and Exchange Commission
Trading and Markets

APR 2 2 2021

RECEIVED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65914

...PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Concord Road
(No. and Street)

Port Washington (City) NY (State) 11050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

420 Lexington Avenue, Ste. 2160 (Address) New York (City) NY (State) 10170 (Zip Code)

SEC Mail Processing
APR 05 2021
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Constantine Baris, swear that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Longship Alternative Asset Management, LLC, as of December 31 , 2020, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

THERESA DAMBROSIO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DA6391689
Qualified in Suffolk County
My Commission Expires 05-13-2023

Signature

CFO

Title

Theresa DAmbrosio

Notary Public

This report** contains ("X" all applicable lines):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (1) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.*
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5 (e) (3).*
**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500, 000.*

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Members of
Longship Alternative Asset Management
14 Concord Road
Port Washington, NY 11050

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Longship Alternative Asset Management (the "Company") as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The information contained in the "Computation of Net Capital" schedule has been subjected to audit procedures performed in conjunction with the audit of the Longship Alternative Asset Management's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2014.
New York, NY
April 13, 2021

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	23,173
Accounts Receivable		12,037
Other Assets		380
Total Assets	$	35,590

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accrued Liabilities	$	4,275
Total Current Liabilities		4,275
Members' Equity		31,315
Total Liabilities and Members' Equity	$	35,590

The accompanying notes are integral to the financial statements

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2020

1. Statement of Significant Accounting Policies:

Organization:

Longship Alternative Asset Management, LLC (A Limited Liability Company) was organized under the laws of the state of Delaware and was authorized to do business in New York. The company is registered broker under the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc. formerly the National Association of Securities Dealers, in October 2003.

Concentration of Risk:

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

The Company maintains accounts with Chase Bank. The balances at times may exceed the federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

The Company had one (1) customer that made up 100% of consulting revenues for the year ended December 31, 2020. Accounts receivable from this customer were $12,037 as of December 31, 2020.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and 11maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation expense for the year ended December 31, 2019 was $-0-.

1. Statement of Significant Accounting Policies (continued):

Use of Estimates:

Management uses estimated and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income taxes:

No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibilities of the members under this form of organization.

Revenue Recognition:

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company provides advisory services on mergers and acquisitions. Revenue for the advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue s recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition).

2. Property and Equipment

Computer Equipment	$	11,804
Office Equipment		1,491
		13,295
Less: Accumulated depreciation		13,295
	$	-0-

3. Net Capital Requirements:

Longship Alternative Asset Management, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, Longship Alternative Asset Management, LLC (A Limited Liability Company) had net capital of $18,898 after adjustments for non-allowable assets, which was $13,898 in excess of its required net capital of $5,000. Longship Alternative Asset Management, LLC (A Limited Liability Company)'s net capital ratio was 22.629% to 1.

4. Financial Instruments with Off-Balance Sheet Credit Risk:

As a broker dealer, Longship Alternative Asset Management, LLC (A Limited Liability Company) is engaged by third party companies to market private placement securities on their behalf. These securities are exempt from registration with the Securities and Exchange Commission under Section4(2)-Rule D, No. 506 of the Securities Act.

5. Commitments and Contingencies:

The Company has no significant contingent liabilities requiring disclosure in the financial statements.

6. Related Party Transactions:

Robert Stearns a member of the Company and the owner of Volsung Capital, Inc. (Volsung). During 2020 Volsung was paid $148,900 for marketing services. In addition, Constantine Baris, another member and the owner of Baris Financial Management, Ltd. (BFM). BFM was paid $18,725 for professional services.

7. The Allowance for Credit Losses

   Effective January 1, 2020, The Company adopted ASC Topic 326, financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of the December 31, 2019. Accordingly, the Company recognized no adjustment upon adoption.

   The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with the fees and other receivables is not significant accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

8. A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

   The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

9. Subsequent Event:

Subsequent events were evaluated through April 13, 2021 which is the date of the financial statements were available to be issued and there were no subsequent events requiring adjustment to or disclosures in the financial statements.